UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

CONTENTS

On December 24, 2021, Brooge Energy Limited (the “Company”) notified The Nasdaq Stock Market LLC (“Nasdaq”) that due to two directors nominated for re-election failing to be elected to serve on the board of directors of the Company at the annual meeting of shareholders held on December 16, 2021, the Company is no longer in compliance with Nasdaq Listing Rule 5605(b)(1), which requires the Company's board of directors to be comprised of a majority of independent directors. The Company’s board of directors presently has six members, including three independent directors. Pursuant to Nasdaq Listing Rule 5605(b)(1)(a), the Company is entitled to a cure period to regain compliance with Nasdaq Listing Rule 5605(b)(1), which cure period will expire at the earlier of the Company’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”) or December 16, 2022, or if the 2022 Annual Meeting is held before June 14, 2022, then the Company must evidence compliance no later than June 14, 2022. On December 27, 2021, Nasdaq issued a letter to the Company confirming the Company’s noncompliance with Nasdaq Listing Rule 5605 and informing the Company of the cure period. The Company intends to appoint an additional independent director to its board of directors prior to the end of the cure period.

On December 30, 2021, the Company issued a press release announcing the receipt of the letter from Nasdaq. A copy of the press release is furnished as Exhibit 99.1 to this report.

Exhibit No.	Description of Exhibit
99.1	Press Release dated December 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2021

BROOGE ENERGY LIMITED

By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper
Title: Chief Executive Officer